Via Facsimile and U.S. Mail
Mail Stop 6010

June 26, 2007

Mark S. Demilio
Chief Financial Officer
Magellan Health Services,
55 Nod Road
Avon, CT 06001

> **Re: Magellan Health Services, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-06639**

Dear Mr. Demilio:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Managed Care Revenue, page F-10

1. Your disclosure that "managed care revenue, inclusive of revenue from the Company's risk, EAP and ASO contracts, is generally recognized over the applicable coverage period on a per member basis for covered members" is not clear to investors. Please provide us, in a disclosure-type format, a revenue recognition policy that clarifies the types of managed care contracts where revenue is recognized over the applicable coverage period on a per member basis for

covered members. For contracts that do not use this method, describe the types of contracts and your policy of recognizing revenue.

Distribution Revenue, page F-10

2. Please provide us in disclosure-type format an expanded revenue recognition policy for your Specialty Pharmaceutical Management segment. Your current disclosure that you recognize revenue from the distribution of specialty pharmaceutical drugs on behalf of health plans when the drugs are shipped is vague. Please discuss the significant terms of these agreements to clarify why revenue is recognized when shipped and why you recognize the amounts on a gross basis. Please address how you recognize revenue for the administration of rebate agreements between health plans and pharmaceutical manufacturers, and for consulting services provided to health plans and pharmaceutical manufactures.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

          Sincerely,

          Jim B. Rosenberg
          Senior Assistant Chief
          Accountant